Exhibit 99.1

FOR IMMEDIATE RELEASE

LJ International Inc. Schedules Second Quarter 2012 Earnings Release

On Thursday, September 6, 2012

Earnings Conference Call to be held on September 6, 2012

at 8:00 am (Eastern) / 5:00 am (Pacific) / 8:00 pm (Beijing/Hong Kong)

Hong Kong, August 31, 2012 – LJ International Inc. (NASDAQ: JADE) (“LJI” or “the Company”), a leading colored gemstone and diamond jeweler with retail and wholesale businesses, today announced that it will issue its unaudited financial results for the second quarter ended June 30, 2012 before the US market opens on Thursday, September 6, 2012. The earnings release will be available on the investor relations page of its website at http://www.ljintl.com.

Following the earnings announcement, the Company’s senior management will host a conference call on Thursday, September 6, 2012 at 8:00 a.m. (Eastern)/ 5:00 a.m. (Pacific)/ 8:00 p.m. (Beijing/Hong Kong) to discuss its quarterly results and recent business activities. To access the conference call, please dial:

US (toll free)	+1-866-519-4004
International	+65-6723-9381
China, Domestic mobile	400-620-8038
China, Domestic	800-819-0121
Hong Kong (toll free)	800-930-346
Passcode	1576 2466

Please dial in 10 minutes before the scheduled starting time. Replay of the conference call will be available from 11:00 pm on September 6, 2012 HKT until September 14, 2012 HKT by dialing the following numbers:

US (toll free)	+1-866-214-5335
International	+61-2-8235-5000
China North (toll free)	10-800-714-0386
China South (toll free)	10-800-140-0386
Hong Kong (toll free)	800-901-596
Passcode	1576 2466

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at the following: http://edge.media-server.com/m/p/skkx4z99/lan/en.

About LJ International Inc.

LJ International Inc. (LJI) (NASDAQ:JADE) is engaged in the designing, branding, marketing and distribution of its full range of jewelry. It has built its global business on a vertical integration strategy, and an unwavering commitment to quality and service. Through its China-based ENZO retail chain stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets. For more information about the Company, visit the Company’s website at www.ljintl.com.

Cautionary Note Regarding Forward-Looking Statements: This press release may contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” and similar references to future periods. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. We caution you therefore against relying on any of these forward-looking statements. Factors that could cause actual results to differ materially from such statements, as well as additional risk factors, are detailed in the Company’s most recent filings with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking information contained in this press release or with respect to the announcements described herein, except as may be required by law.

Investor Relations contact:
LJ International Inc.	Fleishman-Hillard Inc.
Ringo Ng	E : ir@ljintl.com
Chief Financial Officer	T : 852-2530 0228
E : ir@ljintl.com